Exhibit 1.1

London, 12 November 2014

CSR PLC UNAUDITED RESULTS FOR THE THIRD QUARTER ENDED 26 SEPTEMBER 2014

Strong growth in Voice & Music. Record gross margin.

CSR plc (“CSR” and “the Company”) and subsidiaries (“the Group”) today reports third quarter results for the 13 weeks to 26 September 2014:

	IFRS		Underlying*
Third Quarter Financial Summary	Q3 2014	Q3 2013	Q3 2014	Q3 2013
Revenue	$212.2m	$252.1m	$212.2m	$252.1m
Core revenue**	$199.5m	$190.1m	$199.5m	$190.1m
Gross margin	59.7%	52.0%	60.1%	52.8%
Operating profit	$29.3m	$16.7m	$41.1m	$34.0m
Profit for the period	$18.9m	$10.3m	$34.4m	$25.3m
Diluted earnings per ordinary share	$0.11	$0.06	$0.20	$0.15
Net cash from operating activities	$32.2m	$26.6m	$32.2m	$26.6m
Cash, cash equivalents and treasury deposits	$262.9m	$293.3m	$262.9m	$293.3m

•	Q3 2014 financial performance:

•	Revenue of $212.2m (Q3 2013: $252.1m) down 16% year-on-year, as expected reflecting mainly an 80% decline in Legacy revenue,

•	Core revenue of $199.5m (Q3 2013: $190.1m) up 5% year-on-year, reflecting mainly strong growth in Voice & Music revenue,

•	IFRS gross margin 59.7% (Q3 2013: 52.0%); Record underlying gross margin 60.1% (Q3 2013: 52.8%) mainly due to change in revenue mix towards Core,

•	IFRS operating profit of $29.3m (Q3 2013: $16.7m); Underlying operating profit of $41.1m (Q3 2013: $34.0m),

•	IFRS diluted earnings per ordinary share of $0.11 (Q3 2013: $0.06); Underlying diluted earnings per ordinary share of $0.20 (Q3 2013: $0.15),

•	Ended Q3 2014 with cash, cash equivalents and treasury deposits of $262.9m (Q3 2013: $293.3m).

•	Momentum in platform strategy during Q3 2014:

•	aptX® added 20 licences taking total to nearly 300,

•	Series of Tier One design wins for Bluetooth® Smart,

•	Strong level of interest in CSRmesh™,

•	Continued revenue growth in Auto factory-fit business and good interest in new generation Auto SoC.

Joep van Beurden, Chief Executive Officer, said: “We had a successful third quarter, with revenue in line with our expectations and underlying gross margin reaching a record 60.1%. CSR is, we believe, well positioned to capitalise on the opportunities to seamlessly connect people, devices and information, as well as benefiting from the opportunities driven by the Internet of Things. Our Core businesses continue to perform well, with quarterly Voice & Music revenue up 41% year-on-year, while we also saw solid growth in profitability.

“On 15 October 2014, we reached agreement with Qualcomm Incorporated (“Qualcomm”), regarding the terms of a recommended cash offer for CSR by Qualcomm Global Trading Pte. Ltd. (“QGT”), an indirect wholly owned subsidiary of Qualcomm. We believe that the offer from Qualcomm provides CSR shareholders with an immediate and certain value which is highly attractive, reflecting the dedication and commitment of CSR’s people.”

OUTLOOK

We expect fourth quarter revenue to be in line with management expectations.

*	Underlying results are based on International Financial Reporting Standards, adjusted for amortisation of intangibles, share option charges, integration & restructuring costs, patent settlements, loss on sale of Imaging IP, other operating income, the unwinding of discount on non-underlying items, de-recognition of deferred tax on deferred tax losses, deferred tax on unexercised share options and prior year tax adjustments relating to non-underlying items. Please refer to the Supplementary Information for a reconciliation of IFRS to underlying measures at the back of this announcement.
**	Core includes Automotive Infotainment, Bluetooth® Smart, Document Imaging and Voice & Music and the nascent market of Indoor Location.

Notes to Financial Summary Tables

Non-IFRS Disclosure: Although we prepare our financial statements in accordance with IFRS, we also report and discuss additional measures that we call “underlying.” These underlying measures are not IFRS measures. Management believes that these underlying measures provide investors with useful information regarding our ongoing performance by excluding certain amounts that are included in the comparable IFRS numbers, which can distort trends. We present “underlying” measures in this document (a) as we believe they provide consistency between the way the business is reported, and the way management view the business and discuss its performance with investors; (b) to share metrics with all investors at the same time; (c) to disclose the main drivers of management remuneration and reward; and (d) to assist investors in understanding management decisions and the long term value of CSR. We use “underlying” measures in our business to (a) evaluate performance and value creation; (b) make resource allocation decisions; (c) provide performance targets for management remuneration and reward; and (d) target long term growth opportunities. “Underlying” measures are not defined terms under IFRS or any other GAAP and, therefore, the definitions should be carefully reviewed by our shareholders and investors. “Underlying” measures are not intended to be a substitute for IFRS measures, and are not superior to the IFRS measures reported. The definition of “underlying” measures can differ between companies, even if such measures have similar names. In addition, the adjustments made between “underlying” and IFRS measures are in some cases recurring, and we do not represent that these are outside the normal course of business. Some of the adjustments are based on management’s judgment in terms of both classification and estimation. A reconciliation of each underlying measure to the most comparable IFRS measure is provided as part of the Supplementary Information.

We refer to the quarter ended on 26 September 2014 as “Q3 2014” and the quarter ended on 27 September 2013 as “Q3 2013”.

CSR plc	FTI Consulting
Joep van Beurden, Chief Executive Officer	Charlie Palmer
Will Gardiner, Chief Financial Officer	Rob Mindell
Jeffery Torrance, VP Investor Relations	Tel: +44 (0) 20 3727 1000
Paul Sharma, Director Investor Relations
Tel: +44 (0) 1223 692 000

The fourth quarter 2014 results are expected to be announced around the end of February 2015.

CSR will not be holding a conference call or webcast in conjunction with this announcement.

Recommended Cash Acquisition of CSR

On 15 October 2014, we reached agreement with Qualcomm regarding the terms for a recommended cash offer for CSR by QGT, an indirect wholly owned subsidiary of Qualcomm (the “Qualcomm Offer”). See www.csr.com for further details.

The recommended cash offer will be made solely on the basis of information contained in a Scheme Document and, therefore, this results announcement is not intended to, and does not, constitute or form part of, any offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the recommended cash offer.

Executing Against our Strategy

Our goal is to deliver growing shareholder returns by generating revenue growth and increasing profitability. We seek to do this by focusing our investment on markets that are growing and where we can deliver differentiated platforms with a leading market position. We currently develop enhanced and connected platforms in the areas of Voice & Music, Auto and Consumer. We focus on five end markets in our Core business group – Automotive Infotainment, Bluetooth Smart, Document Imaging and Voice & Music and the nascent market of Indoor Location – which we believe will enable us to achieve our goal over the medium and longer term.

We take a disciplined approach to capital allocation, investing in markets where we see prospects for revenue growth.

Our aim is to develop higher margin platforms in markets that we expect will outgrow the overall semiconductor market. We are developing our CSR Service Delivery Platform to enable us to offer new services to our customers based on our hardware and software applications. We expect our total serviceable addressable market to grow from approximately $4.0 billion in 2014 to $6.6 billion in 2019 (excluding revenues from the yet to be commercially introduced market of Indoor Location), representing a compound annual growth rate of 11%.

Financial Metrics

Core revenue increased by 5% year-on-year in Q3 2014 to $199.5 million (Q3 2013: $190.1 million), reflecting an increase in Voice & Music revenue partially offset by declines in Auto, Cameras and Gaming.

Last twelve months (LTM) Core revenue of $684.8 million (Q3 2013: $720.6 million) decreased 5% year-on-year, reflecting the decline in Auto non-factory fit, Cameras and Gaming, and as expected, the impact from non-recurring revenue in China due to the enforcement of hands-free driving legislation in H1 2013. Core underlying gross margins for Q3 2014 were above our stated range of 55%—60% at 61.4% (Q3 2013: 61.4%).

We see good growth opportunities in our Core business including Voice & Music, Auto factory-fit and Bluetooth Smart. In Voice & Music, the impact due to the enforcement of hands-free driving legislation stopped after H1 2013 and we saw strong growth year-on-year in the third quarter 2014. As previously reported, we expect 2014 Legacy revenue to decline by around 70% compared to the 2013 financial year. Core gross margins for 2014 continue to be expected to be around the top end of our previously stated range of 55%—60%.

Tax

Our underlying effective tax rate for Q3 2014 was 13.6%. We expect the underlying effective tax rate in 2014 to reflect movements in the geographic mix of profits towards high tax jurisdictions and the implementation of the Patent Box in the UK. We continue to expect minimal cash tax in 2014.

Progress on Platforms

In Auto, we experienced increased demand from Tier One customers for our connectivity products in Q3 2014. Several of the previously reported design wins for our autograde Wi-Fi® are in volume production with a number of customers and we continue to ship our Wi-Fi to major Tier One original equipment manufacturers (“OEM”).

We have increased our volume production for our auto infotainment SoCs (system-on-a-chip) with previously reported design wins with Tier One factory-fit OEMs. We continue to see good interest from Tier One factory-fit OEMs in our upcoming new generation automotive SoC.

In Voice & Music, we continue to expect long-term growth for streaming audio via Bluetooth as the proliferation of Bluetooth-enabled wireless audio devices increases. An example of where such growth is anticipated is in the soundbar market, as consumers use this speaker format to enhance the audio quality for their flat-panel TVs, and can enjoy the same high quality audio experience when streaming from their smartphones and tablets. We are also seeing increasing consumer demand for wireless speakers and headphones, which we believe is driven by growth in listening to music using tablets and other mobile devices, including smartphones. As the opportunities within this market expand, the level of competition continues to intensify, in particular in China for low cost entry level audio products.

We expect that there will be an increasing demand in the wireless home entertainment ecosystem for products utilising Bluetooth, Bluetooth Smart and Wi-Fi, combined with our technologies such as aptX and aptX Low Latency, DDFA® power amplification, MAPX™ audio DSP and the Reciva® internet radio service.

Our audio codec aptX added 20 licence agreements during Q3 2014. During Q3, there were 47 product introductions featuring aptX including smartphones and tablets from Sony, Samsung, HTC, LG and Asus along with JBL and SMS for decoders. At the end of Q3 2014, we had around 300 licencees for our aptX technology. In addition, the recently announced Samsung Gear 4 Smartwatch and Sony Walkman devices also incorporate the aptX encoder.

During Q3 2014, audio solutions provider Audivo launched its Audivo Multiroom Audio Solution, a turnkey solution based on VibeHub™, CSR’s multi-user networked audio platform for the home, which allows original design manufacturers (“ODMs”) to quickly develop and easily integrate networked audio capabilities into their products. Audio speaker designer and manufacturer BRAVEN introduced the first portable Bluetooth and Wi-Fi distributed audio system based on the VibeHub system.

In Consumer, we saw a number of Tier One wins for Bluetooth Smart. Our pipeline of design wins for Bluetooth Smart continues to grow in areas such as Human Interface Devices (“HID”), remote controls and the Internet of Things. We believe that these series of design wins, combined with our position in the Voice & Music market, will enable us to extend our presence in the developing wireless home entertainment ecosystem. This ecosystem comprises wirelessly connected products such as Smart TVs, set-top boxes, remote controls, soundbars, sub-woofers, 3D glasses, stereo headsets, game controllers and keyboards.

In February 2014, we announced CSRmesh, a disruptive Bluetooth Smart technology designed to place the smartphone at the centre of the Internet of Things (IoT), which enables an almost unlimited number of Bluetooth Smart enabled devices to be networked together and controlled directly from a single smartphone, tablet or PC. We are experiencing a high level of interest for this technology from a wide range of manufacturers including those in the area of the Internet of Things.

In Q3 2014, we and Hong Kong-based Maestro Wireless Solutions, a manufacturer of location receivers, introduced the A5100-A, a next-generation SiRFstarV™ Global Navigation Satellite Systems (GNSS) positioning module that combines GPS and GLONASS receiver technology in a small 10 x 15 mm package. The A5100-A is suitable for a wide range of applications including wearable devices, cameras and automotive trackers.

During Q3 2014, we launched a new series of dual mode Bluetooth 4.1 compliant platforms, designed to give greater flexibility to developers looking to create low latency and low-power wireless gaming controllers. The CSRB5341® and the CSRB5342®, provide developers with turnkey solutions for wireless gaming controllers and HID applications from a single device.

In September, we and Universal Electronics Inc. collaborated to add Infra-Red (IR) setup and control functionality to remote controls based on our CSR µEnergy® Bluetooth Smart platforms, which will enable both IR and Bluetooth Smart capability on a single device.

As we have previously reported, we continue to see competition in our markets from existing and new entrants and we see increasing investment by these companies in emerging, as well as more established, markets.

Operating Results

Under IFRS, gross margin in Q3 2014 was a record 59.7% (Q3 2013: 52.0%). Underlying gross margin increased from 52.8% in Q3 2013 to a record 60.1% in Q3 2014. Core underlying gross margin was 61.4% (Q3 2013: 61.4%). Legacy underlying gross margin was 39.3% in Q3 2014 (Q3 2013: 26.5%).

Our IFRS operating expenses for Q3 2014 were $96.9 million (Q3 2013: $114.3 million) and declined largely for the same reasons as stated below.

Our underlying operating expenses in Q3 2014 were $86.4 million (Q3 2013: $99.0 million), with underlying R&D costs of $56.2 million (Q3 2013: $62.1 million) and underlying SG&A costs of $30.2 million (Q3 2013: $36.9 million). Q3 2014 underlying operating expenses fell year-on-year, mainly due to lower variable employee expenses and a reduced cost base following the discontinuation of investment in our COACH® (camera-on-a-chip) platform.

The key differences between IFRS operating profit and underlying operating profit include amortization of acquired intangibles of $2.3 million (Q3 2013: $4.0 million) and share based payment charges of $9.1 million (Q3 2013: $8.7 million).

Ordinary Share Count

The diluted weighted average number of ordinary shares at the end of Q3 2014 was 170.9 million, a decrease on the diluted weighted average number of ordinary shares at the end of the previous quarter (Q2 2014: 174.6 million), as we bought back ordinary shares.

Operating Review

Third quarter revenue and gross margin by reportable segment	Q3 2014	Q3 2013	Revenue growth from Q3 2013 to Q3 2014
Auto	$49.3m	$61.2m	(19%)
Voice &Music	$107.1m	$76.1m	41%
Consumer	$43.1m	$52.8m	(18%)
Core	$199.5m	$190.1m	5%
Underlying gross margin - Core	61.4%	61.4%
Legacy Products Group	$12.7m	$62.0m	(80%)
Underlying gross margin - Legacy Products Group	39.3%	26.5%
Total revenue	$212.2m	$252.1m	(16%)
Underlying gross margin - total	60.1%	52.8%

Auto

Q3 2014: 23% of revenue; Q3 2013: 24% of revenue

Revenue in the Auto business was $49.3 million in Q3 2014 (Q3 2013: $61.2 million), a decrease of 19% over the comparable period last year. While we saw double-digit year-on-year quarterly growth for Auto factory-fit, as we transition to focus in this area, during Q3 2014, that growth was more than offset by revenue declines in Auto PND and the Auto aftermarket in China as a result of increased competitive pressures. In the last twelve months (LTM) to Q3 2014 our Auto revenue was $202.5 million (Q3 2013: $227.8 million), a decrease of 11%.

Factory-fit Auto Wi-Fi revenue in Q3 2014 saw strong growth year-on-year and the majority of our revenue in Auto is currently derived from the factory-fit segment.

Voice & Music

Q3 2014: 51% of revenue; Q3 2013: 30% of revenue

Revenue in the Voice & Music business in Q3 2014 was $107.1 million (Q3 2013: $76.1 million), an increase of 41% on the comparable period last year, reflecting strong growth in high-end stereo speakers and headsets.

In the last twelve months (LTM) to Q3 2014, our Voice & Music revenue was $326.2 million (Q3 2013: $296.7 million), an increase of 10%. Our CSR8600™ next-generation audio platform continues to see customer demand in the areas of stereo headsets and active speakers. We continue to hold a leading position in Bluetooth audio.

Consumer

Q3 2014: 20% of revenue; Q3 2013: 21% of revenue

Revenue in the Consumer business in Q3 2014 was $43.1 million (Q3 2013: $52.8 million), a decrease of 18% over the comparable period last year. This was primarily due to a decrease in revenue derived from Cameras and Gaming.

As expected, revenue in Cameras declined, with revenue in Q3 2014 significantly down year-on-year to $7.7 million (Q3 2013: $10.7 million). In Gaming, revenue declined in Q3 2014 compared to Q3 2013, due in part to weakness in some areas of the console market. Revenue in our Document Imaging business has been broadly stable.

In the last twelve months (LTM) to Q3 2014, our Consumer revenue was $156.1 million (Q3 2013: $196.1 million) a decrease of 20%.

We have seen a high level of interest in Bluetooth Smart and a growing pipeline of design wins, with Q3 revenue approximately doubling year-on-year. While Bluetooth Smart revenue is small compared to our overall revenue base, we continue to see the potential for strong growth in this area during 2015 and beyond. This is being driven in part by the opportunity to use a Bluetooth Smart Ready device directly, or as a gateway to the cloud, for Internet of Things applications. We expect this technology, which is already available in many smartphones and tablets from major manufacturers, will result in the proliferation of an ecosystem of peripherals and other Bluetooth Smart products around such devices.

In particular, we expect to see increased use of Bluetooth Smart in devices such as remotes, HID devices (keyboard and/or mouse), health and fitness products and Auto, as well as products based on our CSRmesh technology in areas such as consumer lighting and home automation.

We are making good progress with the commercial development of our Indoor Location platform. This utilises infrastructure such as Wi-Fi and/or Bluetooth Smart as well as motion and pressure sensors, and is in trial with Tier One companies. We expect that the adoption of Bluetooth Smart enabled indoor beacons will increase the use of indoor maps and indoor navigation applications, which in turn could increase the market for our Indoor Location technology.

Legacy Products

Q3 2014: 6% of revenue; Q3 2013: 25% of revenue

Legacy Products consists of the discontinued Home Entertainment business lines acquired as part of the acquisition of Zoran in 2011 and the handset connectivity and handset location business lines retained following the transaction with Samsung in 2012. Revenue in Legacy Products in Q3 2014 was $12.7 million (Q3 2013: $62.0 million), a decrease of 80% over the comparable period last year. We continue to expect that Legacy Products revenue will decline by around 70% for the whole of 2014, in comparison to the 2013 financial year. We expect minimal revenue for Legacy during 2015.

Dividend

With our second quarter and half year 2014 results, which we announced on 24 July, the Board declared an interim dividend of $0.052 per ordinary share. The dividend was paid on 5 September 2014 to holders of record as at 15 August 2014. This resulted in a payment of 3.12 pence per ordinary share. In view of the Qualcomm Offer, the Board does not intend to pay or recommend for payment any further dividends prior to the completion of the transaction.

Share Buyback

In June 2014, the Board authorised a further share buyback of up to $20 million, following the sale of Imaging IP assets.

During Q3 2014, we had purchased 1,292,728 ordinary shares at an average price of 554 pence per ordinary share, for a total consideration of $12.0 million. In view of the Qualcomm Offer, the share buyback programme has now been suspended and the Board does not intend to undertake any further share buybacks prior to the completion of the transaction.

In addition to the above share buyback, the Board also decided to allocate $20 million arising from the sale of Imaging IP assets to the Employee Benefit Trust (“the Trust”). These funds were to be used by the Trust to purchase shares in the market to cover the future obligations of the Trust.

At the end of Q3 2013, the Trust had purchased 776,228 ordinary shares at an average price of 578 pence per ordinary share, for a total consideration of $7.6 million. In view of the Qualcomm Offer, purchases by the Trust have now been suspended and it is not intended that any further purchases should be undertaken by the Trust prior to the completion of the transaction.

People

Total headcount was 2,130 as at 26 September 2014 (27 June 2014: 2,085).

Contingent liabilities

As previously disclosed, intellectual property litigation is commonplace in our industry and poses risks and uncertainties that may materially and adversely affect or disrupt our business, customer relationships, expenses or results of operations. We are regularly involved in pending and threatened litigation in the course of our business and industry, which litigation may be inherently uncertain. With respect to both existing and future litigation, we will continue vigorously to defend ourselves and/or take other steps as we believe are in the overall interests of CSR and its shareholders.

CSR is a named defendant (amongst others) in a patent infringement case brought by plaintiffs Azure Networks and Tri-County Excelsior Foundation, patent portfolio non-practising entities. The case is on appeal to the US Court of Appeals for the Federal Circuit following judgment of non-infringement entered against the plaintiffs on 30 May 2013 in the US District Court for the Eastern District of Texas.

China Southern Railway recently applied for use of “CSR” trademark at Chinese Trademark Office (“CTO”) for all industries (including semiconductors), and accordingly is challenging our trademark “CSR” in China at CTO. An initial decision is anticipated mid-2015 and appeals thereafter. This trademark dispute may proceed for years.

During the course of our ongoing group legal entity rationalisation programme, we have become aware of a possible, but not probable, exposure relating to overseas tax with respect to a prior period restructuring. CSR’s best estimate of this contingent liability is $2.8 million.

No provision has been recorded for any of the above as a cash outflow has not been deemed probable at the balance sheet date.

Financial Review – third quarter ended 26 September 2014

	IFRS		Underlying
Third Quarter Financial Summary	Q3 2014	Q3 2013	Q3 2014	Q3 2013
Revenue	$212.2m	$252.1m	$212.2m	$252.1m
Gross profit	$126.6m	$131.0m	$127.5m	$133.1m
Gross margin	59.7%	52.0%	60.1%	52.8%
R&D expenditure	$61.4m	$68.8m	$56.2m	$62.1m
SG&A expenditure	$35.5m	$45.5m	$30.2m	$36.9m
Operating profit	$29.3m	$16.7m	$41.1m	$34.0m
Tax charge	$8.9m	$7.0m	$5.4m	$9.7m
Diluted earnings per ordinary share	$0.11	$0.06	$0.20	$0.15
Net cash from operating activities	$32.2m	$26.6m	$32.2m	$26.6m

Revenue

Revenue decreased by 16% over the comparable period last year to $212.2 million (Q3 2013: $252.1 million). Though Core revenue increased by 5% to $199.5 million (Q3 2013: $190.1 million) with strong growth in Voice & Music (41% increase in revenue), this was more than offset by declining revenue in both Auto (19% decrease), Consumer (18% decrease), and the significant decline in Legacy revenue of 80% to $12.7 million (Q3 2013: $62.0 million).

Gross margin

Gross margins under IFRS increased by 7.7 percentage points to 59.7% (Q3 2013: 52.0%) and underlying gross margin increased by 7.3 percentage points to 60.1% (Q3 2013: 52.8%), reflecting Core revenue being a larger share of the revenue mix (Q3 2014: 94% of total revenue; Q3 2013: 75% of total revenue). Core gross margins were consistent with the comparable period last year at 61.4% (Q3 2013: 61.4%).

Operating expenses

Operating expenses under IFRS decreased by 15% to $96.9 million (Q3 2013: $114.3 million), with an 11% decrease in IFRS R&D expenditure to $61.4 million (Q3 2013: $68.8 million) and a 22% decrease in IFRS SG&A expenditure to $35.5 million (Q3 2013: $45.5 million), largely for the reasons discussed below, as well as a patent settlement recorded in IFRS SG&A expenditure in Q3 2013.

Underlying operating expenses decreased by 13% over the comparable period last year to $86.4 million (Q3 2013: $99.0 million), with a 10% decline in underlying R&D expenditure (Q3 2014: $56.2 million; Q3 2013: $62.1 million) and an 18% decline in underlying SG&A expenditure (Q3 2014: $30.2 million; Q3 2013: $36.9 million). The decrease can largely be attributed to lower variable employee expenses, as well as a lower cost base following the discontinuation of investment in our camera-on-a-chip (COACH) platform in Q4 2013 and costs associated with office moves in Q3 2013.

Operating profit

IFRS operating profit increased by $12.6 million (Q3 2014: $29.3 million; Q3 2013: $16.7 million) and underlying operating profit increased by $7.1 million to $41.1 million (Q3 2013: $34.0 million), reflecting improvements in gross margins and lower operating expenditure, partially offset by the 16% decrease in revenue.

Tax charge

Under IFRS, the tax charge was $8.9 million, an increase of $1.9 million over the comparable period last year (Q3 2013: $7.0 million). However, there was a decrease in the effective IFRS tax rate to 32.0% in Q3 2014, compared to 40.3% in Q3 2013, largely due to the reasons discussed below, though this was partially offset by the de-recognition of deferred tax assets on tax losses of $3.4 million.

The underlying tax charge was $5.4 million in Q3 2014, compared to $9.7 million in Q3 2013, giving an underlying effective tax rate of 13.6%. This represents a decrease on the underlying effective tax rate of 27.7% for Q3 2013, primarily due to movements in the geographic mix of profits towards lower tax rate jurisdictions.

Earnings per ordinary share

Both IFRS diluted earnings per ordinary share and underlying diluted earnings per ordinary share increased by $0.05 per ordinary share to $0.20 (Q3 2013: $0.15) and $0.11 (Q3 2013: $0.06) respectively, following improved profitability in comparison to Q3 2013.

Cash, cash equivalents and treasury deposits

There was a cash inflow from operating activities of $32.2 million, an increase of $5.6 million on the comparable period last year (Q3 2013: $26.6 million), driven by the increase in underlying profitability.

There was a net cash inflow of $34.7 million from the disposal of Imaging IP during the quarter, following completion in Q2 2014 (refer to note 5 on page 19).

There was significant capital expenditure on property, plant and equipment, and intangible assets with $10.2 million invested in Q3 2014, mainly due to investment in new offices and office infrastructure. In addition to this, there was expenditure of $24.3 million on share buybacks and purchases of ordinary shares by the Trust and a further $8.4 million was returned to shareholders, through the payment of dividends.

As at 26 September 2014, cash, cash equivalents and treasury deposits were $262.9 million (27 June 2014: $236.8 million).

Balance Sheet

Inventory days of 64 days was broadly consistent with the comparable period last year (Q3 2013: 62 days) and a decrease of 14 days over the prior quarter (Q2 2014: 78 days), as inventory balances decreased by $10.6 million during the quarter to $59.6 million (Q2 2014: $70.2 million).

Days sales outstanding was 35 days, an improvement of 5 days over the comparable period last year (Q3 2013: 40 days), but an increase of 2 days over the previous quarter (Q2 2014: 33 days). These movements can be attributed to revenue being particularly weighted towards the end of Q3 2013 and cash collections being particularly strong in Q2 2014.

Financial Review – 9 months ended 26 September 2014

	IFRS		Underlying
9 Months Financial Summary	9 months 2014	9 months 2013	9 months 2014	9 months 2013
Revenue	$586.7m	$752.5m	$586.7m	$752.5m
Gross profit	$337.1m	$387.1m	$339.6m	$393.5m
Gross margin	57.5%	51.4%	57.9%	52.3%
R&D expenditure	$180.1m	$208.9m	$167.2m	$189.7m
SG&A expenditure	$104.7m	$131.4m	$90.3m	$111.3m
Reversal of impairment charge	$23.3m	—	—	—
Gain on disposal of Imaging IP	$14.9m	—	—	—
Operating profit	$90.5m	$46.8m	$82.1m	$92.5m
Tax charge	$13.4m	$14.6m	$14.5m	$21.2m
Diluted earnings per ordinary share	$0.43	$0.17	$0.38	$0.40
Net cash from operating activities	$39.5m	$45.1m	$39.5m	$45.1m

Revenue

Revenue decreased by 22%, over the comparable period last year, to $586.7 million (9 months 2013: $752.5 million). Core revenue decreased by 7% to $527.6 million (9 months 2013: $565.0 million) over the same period, reflecting increased competitive pressures in Auto PND and Auto aftermarket in China, as well as weakness in the Camera and Gaming business lines.

Legacy revenue decreased by 68% to $59.1 million (9 months 2013: $187.4 million) as these product ranges near the end of their product life cycle.

Gross margin

Gross margin under IFRS increased by 6.1 percentage points to 57.5% (9 months 2013: 51.4%) and underlying gross margin increased by 5.6 percentage points to 57.9% (9 months 2013: 52.3%). The improvement in gross margins reflects Core revenue being a larger share of the revenue mix (9 months 2014: 90% of total revenue; 9 months 2013: 75% of total revenue) and increased gross margins within both Core (9 months 2014: 60.3%; 9 months 2013: 59.6%) and Legacy (9 months 2014: 36.1%; 9 months 2013: 30.4%).

Operating expenses

Under IFRS, operating expenses decreased by 16% over the comparable period last year to $284.8 million (9 months 2013: $340.3 million). IFRS R&D expenditure decreased by 14% to $180.1 million (9 months 2013: $208.9 million), whereas SG&A expenditure decreased by 20% (9 months 2014: $104.7 million; 9 months 2013: $131.4 million), largely for the same reasons as discussed below for underlying operating expenses.

Both R&D and SG&A expenditure under IFRS were impacted by a $3.2 million decrease in amortisation charges (9 months 2014: $3.8 million; 9 months 2013: $7.0 million) due to the impairment booked in Q4 2013, following the discontinuation of further investment in COACH.

Within IFRS SG&A expenditure, integration and restructuring expenses decreased by $10.0 million over the comparable period last year (9 months 2014: $2.4 million; 9 months 2013: $12.4 million), following the completion of various restructuring programmes. There was a credit to IFRS SG&A expenditure in 9 months 2013 of $9.8 million arising from the release of a litigation provision.

Underlying operating expenses decreased by 14% over the comparable period last year to $257.5 million (9 months 2013: $301.0 million), with a 12% decrease in underlying R&D expenditure (9 months 2014: $167.2 million; 9 months 2013: $189.7 million) and a 19% decrease in underlying SG&A expenditure (9 months 2014: $90.3 million; 9 months 2013: $111.3 million). This trend was driven by lower variable employee expenses and a reduced cost base following the discontinuation of investment in our camera-on-a-chip (COACH) platform in Q4 2013.

Operating profit

Under IFRS, operating profit increased by $43.7 million to $90.5 million (9 months 2013: $46.8 million), as a reversal of impairment charges ($23.3 million) and a gain on disposal of Imaging IP ($14.9 million), as well as a 16% reduction in operating expenditure, more than offset the decrease in revenue and gross profit, as gross margins improved.

During the first nine months of 2014, underlying operating profit decreased by $10.4 million to $82.1 million (9 months 2013: $92.5 million) as improvements in underlying gross margins and underlying operating expenses were outweighed by the 22% decrease in revenue.

Tax charge

The tax charge recognised under IFRS decreased by $1.2 million to $13.4 million in comparison to 9 months 2013 (9 months 2013: $14.6 million). This is due to minimal tax arising from the main drivers of increased IFRS profitability in 9 months 2014, being the gain on disposal of Imaging IP and reversal of impairment charges (refer to note 5 on page 19), and the tax impact of the release of the litigation provision in 9 months 2013.

The underlying tax charge was $14.5 million in the first 9 months of 2014, a decrease of $6.7 million on the tax charge of $21.2 million recognised in 9 months 2013. Further, the underlying effective tax rate decreased to 17.9% in 9 months 2014, in comparison to 23.3% in 9 months 2013, for the same reasons as discussed in the Q3 financial commentary.

Earnings per ordinary share

Under IFRS, there was an increase in diluted earnings per ordinary share of $0.26 to $0.43 (9 months 2013: $0.17) as IFRS profit improved significantly over the comparable period last year, largely driven by the recognition of a gain on disposal of Imaging IP ($14.9 million) and a credit arising from the reversal of an impairment charge ($23.3 million).

Underlying diluted earnings per ordinary share decreased by $0.02 per ordinary share over the comparable period last year to $0.38 (9 months 2013: $0.40) due to a slight decline in underlying profitability.

Cash, cash equivalents, treasury deposits and investments

There was a cash inflow from operating activities of $39.5 million, a decrease of $5.6 million over the comparable period last year (9 months 2013: $45.1 million), which can be attributed to a decline in underlying profitability.

CSR raised net cash proceeds of $30.9 million from the sale of Imaging IP and $14.4 million was received from the exercise of employee share options during 9 months 2014.

In addition to an outflow of $70.4 million on share buybacks and purchases of ordinary shares by the Trust, $23.6 million was spent on dividends and capital expenditure was $27.5 million.

Cautionary Note Regarding Forward Looking Statements

This release contains, or may contain, ‘forward looking statements’ in relation to the future financial and operating performance and outlook of CSR and the Qualcomm Offer, as well as other future events and their potential effects on CSR. Generally, the words ‘will’, ‘may’, ‘should’, ‘continue’, ‘believes’, ‘targets’, ‘plans’, ‘expects’, ‘estimates’, ‘aims’, ‘intends’, ‘anticipates’, or similar expressions or negatives thereof identify forward-looking statements. Forward-looking statements include statements relating to the following: (i) expected developments in our product portfolio, expected revenue in both our Core and Legacy businesses, expected margins, expected trends, expected growth in our Core business (including Voice & Music, Auto and Bluetooth Smart, as well as the potential for our indoor location business), expected annualised operating costs savings, expected annualised operating expenses, expected future cash generation, expected market position, including expected future design wins and increase in market share, expected timing of product releases and expected timing of product development milestones, expected incorporation of our products in those of our customers, expected adoption of new technologies, the expectation of volume shipments of our products, expected product markets and their expansion or contraction, opportunities in our industry and our ability to take advantage of those opportunities, the potential success to be derived from strategic partnerships, the potential impact of capacity constraints, the effect of our financial performance on our share price, the impact of government regulation, expected tax rates, expected performance against adverse economic conditions, and other expectations and beliefs of our management; and (ii) the expected benefits from the Qualcomm Offer.

Actual results and developments could differ materially from those expressed or implied by these forward looking statements as a result of numerous risks and uncertainties. These factors include, but are not limited to: the ability to realize the expected benefits from the Qualcomm Offer in the amounts or in the timeframe anticipated; the effects of governmental regulation; a reduction in demand for consumer products due to challenging and uncertain economic conditions; risks associated with the development of new products in response to market demand and CSR’s ability to ensure timely delivery of such products; increased expenses associated with new product introductions, masks, or process changes; risks relating to forecasting consumer demand for and market acceptance of CSR’s products and the products that use CSR’s products; declines in the average selling prices of CSR’s products; cancellation of existing orders or the failure to secure new orders; risks associated with securing sufficient capacity from the third-parties that manufacture, assemble and test CSR’s products and other risks relating to CSR’s fabless business model; difficulties related to distributors who supply our products to customers; risks associated with existing or future litigation, including the risk that the Company will be enjoined from shipping or selling its products; errors or failures in the hardware or software components of CSR’s products; risks associated with acquiring and protecting intellectual property and other commercially sensitive information; the cyclicality of the semiconductor industry; the potential for disruption in the supply of wafers or assembly or testing services due to changes in business conditions, natural disasters, terrorist activities, public health concerns or other factors; CSR’s ability to manage past acquisitions and realise the expected commercial benefits and synergies from such acquisitions and other strategic transactions in the amounts or timeframes anticipated; CSR’s ability to attract and retain key personnel, including engineers and technical personnel; the difficulty in predicting future results; and other risks and uncertainties discussed, without limitation, under the heading “Risk Factors” in our 2013 Annual Report filed on Form 20-F and other filings with the US Securities and Exchange Commission.

The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. Neither CSR nor any other person undertakes any obligation to update or revise publicly any of the forward-looking statements set out herein, whether as a result of new information, future events or otherwise, except to the extent required under applicable law.

Bluetooth® and the Bluetooth logos are trademarks owned by Bluetooth SIG, Inc. and licensed to CSR. Wi-Fi®, Wi-Fi Alliance®, WMM®, Wi-Fi Protected Access®, WPA®, WPA2®, Wi-Fi Protected Setup™ and Wi-Fi Multimedia™ are trademarks of the Wi-Fi Alliance. Providing this information does not imply that any licence is granted under any patent on other rights owned by CSR. Other products, services and names used in this document may have been trademarked by their respective owners.

Condensed Consolidated Income Statement

	Note	Q3 2014	Q3 2013	Q2 2014	9 months 2014	9 months 2013
		$’000	$’000	$’000	$’000	$’000
Revenue		212,218	252,094	193,707	586,703	752,475
Cost of sales		(85,565)	(121,081)	(83,202)	(249,597)	(365,343)

Gross profit		126,653	131,013	110,505	337,106	387,132
Research and development costs		(61,398)	(68,772)	(54,003)	(180,128)	(208,912)
Selling, general and administrative expenses		(35,491)	(45,493)	(30,688)	(104,661)	(131,449)
Reversal of non-current asset impairment charges	5	—	—	23,267	23,267	—
(Loss) gain on sale of Imaging IP	5	(407)	—	15,338	14,931	—

Operating profit		29,357	16,748	64,419	90,515	46,771
Investment income		94	121	117	327	338
Finance expense		(1,663)	449	(83)	(2,206)	(2,828)

Profit before tax		27,788	17,318	64,453	88,636	44,281
Tax		(8,804)	(6,976)	(4,226)	(13,393)	(14,551)

Profit for the period		18,984	10,342	60,227	75,243	29,730

Earnings per ordinary share		$	$	$	$	$
Basic	3	0.12	0.06	0.36	0.46	0.18
Diluted	3	0.11	0.06	0.34	0.43	0.17

Condensed Consolidated Statement of Comprehensive Income

	Q3 2014	Q3 2013	Q2 2014	9 months 2014	9 months 2013
	$’000	$’000	$’000	$’000	$’000
Profit for the period	18,984	10,342	60,227	75,243	29,730
Items that may be reclassified subsequently to the income statement
(Loss) gain on cash flow hedges	(5,440)	6,433	2,564	(1,872)	643
Net tax on cash flow hedges in statement of comprehensive income	1,102	(1,497)	(551)	335	(165)
Transferred to income statement in respect of cash flow hedges	(2,563)	936	(2,726)	(6,814)	1,046
Tax on items transferred from statement of comprehensive income	519	(217)	652	1,499	(243)

Other comprehensive (loss) income for the period	(6,382)	5,655	(61)	(6,852)	1,281

Total comprehensive income for the period	12,602	15,997	60,166	68,391	31,011

Condensed Consolidated Balance Sheet

	26 September 2014	27 December 2013
	(unaudited)	(audited)
	$’000	$’000
Non-current assets
Goodwill	133,551	131,340
Other intangible assets	67,625	72,286
Property, plant and equipment	41,322	36,424
Investment	3,500	2,500
Deferred tax asset	109,848	109,181
Long term asset	38,506	31,006

	394,352	382,737

Current assets
Inventory	59,577	73,914
Derivative financial instruments	385	6,171
Trade and other receivables	117,927	111,146
Corporation tax debtor	3,944	3,031
Treasury deposits	15,315	78,776
Cash and cash equivalents	247,612	227,468

	444,760	500,506

Total assets	839,112	883,243

Current liabilities
Trade and other payables	157,189	198,354
Current tax liabilities	10,546	9,071
Obligations under finance leases	—	725
Derivative financial instruments	2,783	—
Provisions	4,345	10,064
Contingent consideration	500	—

	175,363	218,214

Net current assets	269,397	282,292

Non-current liabilities
Trade and other payables	20,481	27,907
Deferred tax liability	4,948	4,948
Long-term provisions	1,328	2,522
Obligations under finance leases	—	3
Defined benefit pension scheme deficit	87	87

	26,844	35,467

Total liabilities	202,207	253,681

Net assets	636,905	629,562

Equity
Share capital	325	326
Share premium account	557,813	547,685
Capital redemption reserve	1,043	1,032
Merger reserve	61,574	61,574
Employee benefit trust reserve	(31,605)	(23,974)
Treasury shares	(122,632)	(131,123)
Hedging reserve	(2,674)	6,012
Share based payment reserve	157,943	142,327
Retained earnings	15,118	25,703

Total equity	636,905	629,562

Condensed Consolidated Statement of Changes in Equity

	Called - up share capital $’000	Share premium account $’000	Capital redemption reserve $’000	Merger reserve $’000	Employee Benefit Trust reserve $’000	Treasury shares $’000	Hedging reserve $’000	Share - based payment reserve $’000	Retained earnings $’000	Total $’000
At 28 December 2013	326	547,685	1,032	61,574	(23,974)	(131,123)	6,012	142,327	25,703	629,562
Profit for the period	—	—	—	—	—	—	—	—	75,243	75,243
Other comprehensive (loss) income for the period	—	—	—	—	—	—	(8,686)	—	1,834	(6,852)

Total comprehensive (loss) income for the period	—	—	—	—	—	—	(8,686)	—	77,077	68,391
Share issues	10	10,128	—	—	—	8,491	—	—	(1,598)	17,031
Repurchase of ordinary shares	(11)	—	11	—	(7,631)	—	—	—	(61,877)	(69,508)
Share buy back liability	—	—	—	—	—	—	—	—	(8,434)	(8,434)
Credit to equity for equity-settled share-based payments	—	—	—	—	—	—	—	17,429	—	17,429
Modification of equity-settled share-based payments	—	—	—	—	—	—	—	(1,813)	—	(1,813)
Deferred tax on share-based payment transactions	—	—	—	—	—	—	—	—	7,832	7,832
Equity dividends issued to shareholders	—	—	—	—	—	—	—	—	(23,585)	(23,585)

At 26 September 2014	325	557,813	1,043	61,574	(31,605)	(122,632)	(2,674)	157,943	15,118	636,905

	Called - up share capital $’000	Share premium account $’000	Capital redemption reserve $’000	Merger reserve $’000	Employee Benefit Trust reserve $’000	Treasury shares $’000	Hedging reserve $’000	Share - based payment reserve $’000	Retained earnings* $’000	Total $’000
At 29 December 2012	317	523,654	1,029	61,574	(19,163)	(86,929)	2,495	112,677	99,280	694,934
Profit for the period	—	—	—	—	—	—	—	—	29,730	29,730
Other comprehensive income (loss) for the period	—	—	—	—	—	—	1,689	—	(408)	1,281

Total comprehensive income for the period	—	—	—	—	—	—	1,689	—	29,322	31,011
Share issues	9	21,096	—	—	—	5,396	—	—	(1,177)	25,324
Repurchase of ordinary shares	(1)	—	1	—	—	(49,884)	—	—	(6,836)	(56,720)
Credit to equity for equity-settled share-based payments	—	—	—	—	—	—	—	23,527	—	23,527
Deferred tax benefit taken directly to equity on share option gains	—	—	—	—	—	—	—	—	8,869	8,869
Current tax benefit taken directly to equity on share option gains	—	—	—	—	—	—	—	—	2,660	2,660
Equity dividends issued to shareholders	—	—	—	—	—	—	—	—	(20,358)	(20,358)

At 27 September 2013	325	544,750	1,030	61,574	(19,163)	(131,417)	4,184	136,204	111,760	709,247

*	During 2013 the tax reserve was merged in to retained earnings. As a consequence, the comparatives have been restated and presented as one combined reserve.

Condensed Consolidated Cash Flow Statement

		Q3 2014	Q3 2013	Q2 2014	9 months 2014	9 months 2013
		$’000	$’000	$’000	$’000	$’000
Net cash inflow from operating activities	4	32,160	26,565	8,731	39,457	45,055

Investing activities
Interest received		51	154	235	326	376
Purchase of treasury deposits		(4,891)	(46,595)	(81,516)	(92,569)	(78,862)
Sales of treasury deposits		50,487	16,623	46,326	156,030	44,373
Purchases of property, plant and equipment		(6,607)	(9,982)	(4,848)	(16,427)	(18,631)
Purchases of intangible assets		(3,604)	(3,229)	(3,938)	(11,088)	(12,381)
Acquisition of people and assets of Reciva		—	—	(4,500)	(4,500)	—
Disposal of Imaging IP		34,723	—	(3,861)	30,862	—
Proceeds on disposal of property, plant and equipment		—	—	—	16	180
Purchase of investment		—	—	—	(1,000)	—

Net cash from (used in) investing activities		70,159	(43,029)	(52,102)	61,650	(64,945)

Financing activities
Repayments of obligations under finance lease		—	—	—	(696)	(694)
Proceeds on issue of shares		3,190	5,392	2,938	14,406	21,529
Purchase of ordinary shares by Employee Benefit Trust		(7,631)	—	—	(7,631)	—
Purchase of ordinary shares		(16,684)	(4,379)	(45,224)	(62,748)	(54,197)
Equity dividends paid to shareholders		(8,382)	(7,317)	(15,203)	(23,585)	(20,358)

Net cash used in financing activities		(29,507)	(6,304)	(57,489)	(80,254)	(53,720)

Net increase (decrease) in cash and cash equivalents		72,812	(22,768)	(100,860)	20,853	(73,610)
Cash and cash equivalents at beginning of period		175,933	261,996	276,378	227,468	314,760
Effect of foreign exchange rate changes		(1,133)	1,062	415	(709)	(860)

Cash and cash equivalents at end of period		247,612	240,290	175,933	247,612	240,290

Notes

1 Basis of preparation and accounting policies

The annual financial statements of CSR plc and subsidiaries (“the Group”) are prepared in accordance with IFRSs, as adopted by the European Union and as issued by the International Accounting Standards Board (‘IASB’). The directors approved the issuance of the financial statements for the 52 weeks ended 27 December 2013 on 25 February 2014.

The financial information contained in this statement does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006. Statutory accounts for the 52 weeks ended 27 December 2013 are available on CSR’s website at www.csr.com and have been filed with the Registrar of Companies. The auditor’s reports on the accounts for the 52 weeks ended 27 December 2013 were unqualified, did not draw attention to any matters by way of emphasis and did not contain statements under section 498(2) or (3) of the Companies Act 2006 or equivalent preceding legislation.

Whilst the financial information included in this quarterly announcement has been prepared in accordance with the recognition and measurement criteria of IFRS, this announcement does not contain itself sufficient information to comply with IFRS.

The dates for the financial periods referred to are as follows:

Period	Duration	Dates
Q3 2014	13 weeks	28 June 2014 to 26 September 2014
Q2 2014	13 weeks	29 March 2014 to 27 June 2014
Q3 2013	13 weeks	29 June 2013 to 27 September 2013
9 months 2014	39 weeks	28 December 2013 to 26 September 2014
9 months 2013	39 weeks	29 December 2012 to 27 September 2013

2 Changes in share capital

In the third quarter 2014 629,949 new ordinary shares were issued for employee option exercises. Consideration was $2,321,401 at a premium of $2,320,347. In addition, 155,163 ordinary shares were issued from ordinary shares held at treasury to satisfy employee option exercises.

During the third quarter 2014, CSR purchased 1,292,728 ordinary shares, all of which have been cancelled.

As at 26 September 2014, there were 165,112,415 ordinary shares in issue. This figure is after adjusting for 19,907,361 ordinary shares held by CSR plc in treasury.

3 Earnings per ordinary share

The calculation of earnings per ordinary share is based upon the profit for the period after taxation (see income statement) and the weighted average number of ordinary shares in issue during the period.

The diluted weighted average number of ordinary shares differs from the weighted average number of ordinary shares due to the dilutive effect of share options.

Period	Weighted Average Number of Shares	Diluted Weighted Average Number of Shares *
Q3 2014	162,003,345	170,936,470
Q3 2013	163,638,449	174,337,136
Q2 2014	165,543,088	174,629,542
9 months 2014	163,851,855	173,468,141
9 months 2013	164,417,370	175,392,105

*	Share options are only treated as dilutive where the result after taxation is a profit and the exercise price is less than the average market price of CSR plc’s shares in the period

Refer to the supplementary information for a reconciliation between IFRS and underlying measures of diluted earnings per share.

4 Reconciliation of net profit to net cash from operating activities

	Q3 2014	Q3 2013	Q2 2014	9 months 2014	9 months 2013
	$’000	$’000	$’000	$’000	$’000
Net profit	18,984	10,342	60,227	75,243	29,730
Adjustments for:
Investment income	(94)	(121)	(117)	(327)	(338)
Finance costs	1,663	(449)	83	2,206	2,828
Income tax expense	8,804	6,976	4,226	13,393	14,551
Amortisation of intangible assets	4,274	9,493	3,978	12,186	24,674
Depreciation of property, plant and equipment	3,872	3,199	3,609	10,919	9,395
Loss (gain) on disposal of property, plant and equipment and intangible fixed assets	32	(56)	34	19	(35)
Share option charges	5,067	6,967	3,624	17,429	23,527
Loss (gain) on disposal of Imaging IP	407	—	(15,338)	(14,931)	—
Reversal of non-current asset impairment charge	—	—	(23,267)	(23,267)	—
Decrease in provisions	(527)	(2,473)	(3,140)	(7,224)	(13,561)

Operating cash flows before movements in working capital	42,482	33,878	33,919	85,646	90,771
Decrease (increase) in inventories	10,642	8,905	(3,629)	14,337	7,350
(Increase) decrease in receivables	(13,493)	(22,237)	1,530	(6,907)	(26,029)
(Decrease) increase in payables	(6,626)	6,679	(22,638)	(50,902)	(25,265)

Cash generated by operations	33,005	27,225	9,182	42,174	46,827
Foreign tax paid	(788)	(590)	(305)	(2,442)	(1,537)
Interest paid	(57)	(70)	(146)	(275)	(235)

Net cash inflow from operating activities	32,160	26,565	8,731	39,457	45,055

5 Imaging IP assets – reversal of impairment and subsequent sale

CSR announced that it would cease investment in future COACH products in December 2013, resulting in a $76.9 million impairment charge, against the goodwill and non-current assets allocated to the Cameras cash generating unit (CGU), in the income statement for the 52 weeks ended 27 December 2013.

On 8 June 2014, CSR completed the sale of certain Imaging intellectual property (IP) assets associated with its camera business, together with the team devoted to their development. The sale was for a total consideration of $44.0 million, subject to post-closing conditions. The people and assets transferred were part of the camera-on-a-chip (COACH) operations.

Once it became certain that IP associated with the COACH business and allocated to the Cameras CGU was to be sold in June 2014 this triggered an assessment of the carrying value of assets allocated to this CGU. The outcome of this assessment was to re-instate the non-current assets, other than the goodwill, associated with the Camera CGU, at a carrying amount equivalent to that if the assets had not been impaired ($23.3 million) and reverse the impairment charges made against those non-current assets in December 2013. This resulted in a credit of $23.3 million within operating profit in the 9 months 2014 results.

Following the disposal on 8 June 2014, CSR no longer holds any assets associated with the COACH business.

The gain arising from this disposal is as follows:

$’000
Consideration	44,000
Carrying amount of intangible assets	(23,267)
Directly attributable costs	(5,802)

Gain on disposal of Camera IP	14,931

Consideration:
Cash and cash equivalents	36,500
Cash to be held in an escrow account	7,500

44,000

Net cash flow at balance sheet date
Cash and cash equivalents received as consideration	36,500
Directly attributable costs	(5,638)

30,862

The consideration of $44.0 million was received on 2 July 2014, of which $7.5 million is held in an escrow account.

The directly attributable costs of $5.8 million include legal and professional fees and the employment costs of certain employees from the transferred IP imaging development team, some of which remained unpaid at the balance sheet date.

Supplementary information

Reconciliation of IFRS results to underlying measures

Q3 2014
	Gross Profit	Gross Margin	R & D Expense	SG & A Expense	Operating profit	Profit		Net	Diluted
						b/f tax	Taxation	Profit	EPS
	$’000%		$’000	$’000	$’000	$’000	$’000	$’000	$
IFRS	126,653	59.7	(61,398)	(35,491)	29,357	27,788	(8,804)	18,984	0.11
Amortisation of intangibles	818	0.4	216	1,253	2,287	2,287	(739)	1,548	0.01
Share option charges	—	—	4,936	4,188	9,124	9,124	1,548	10,672	0.06
Integration and restructuring	—	—	—	217	217	217	(325)	(108)	—
Other operating income	—	—	—	(325)	(325)	(325)	14	(311)	—
Loss on sale of Imaging IP	—	—	—	—	407	407	—	407	—
Unwinding of discount on non-underlying items	—	—	—	—	—	238	(51)	187	—
Derecognition of deferred tax on tax losses	—	—	—	—	—	—	3,435	3,435	0.02
Prior year tax adjustment relating to non-underlying items	—	—	—	—	—	—	(367)	(367)	—

Underlying	127,471	60.1	(56,246)	(30,158)	41,067	39,736	(5,289)	34,447	0.20

Q3 2013
	Gross Profit	Gross Margin	R & D Expense	SG & A Expense	Operating profit	Profit		Net	Diluted
						b/f tax	Taxation	profit	EPS
	$’000%		$’000	$’000	$’000	$’000	$’000	$’000	$
IFRS	131,013	52.0	(68,772)	(45,493)	16,748	17,318	(6,976)	10,342	0.06
Amortisation of intangibles	2,072	0.8	480	1,460	4,012	4,012	(890)	3,122	0.02
Share option charges	—	—	6,191	2,514	8,705	8,705	(1,259)	7,446	0.04
Integration and restructuring	—	—	—	1,520	1,520	1,520	(596)	924	0.01
Other operating income	—	—	—	(1,445)	(1,445)	(1,445)	335	(1,110)	(0.01)
Patent settlement	—	—	—	4,500	4,500	4,500	(1,046)	3,454	0.02
Unwinding of discounts on non-underlying items	—	—	—	—	—	377	(87)	290	—
Deferred tax on unexercised share options	—	—	—	—	—	—	940	940	0.01
Prior year tax adjustments relating to non-underlying items	—	—	—	—	—	—	(129)	(129)	—

Underlying	133,085	52.8	(62,101)	(36,944)	34,040	34,987	(9,708)	25,279	0.15

Q2 2014
	Gross Profit	Gross Margin	R & D Expense	SG & A Expense	Operating profit	Profit		Net	Diluted
						b/f tax	Taxation	profit	EPS
	$’000%		$’000	$’000	$’000	$’000	$’000	$’000	$
IFRS	110,505	57.0	(54,003)	(30,688)	64,419	64,453	(4,226)	60,227	0.34
Amortisation of intangibles	818	0.5	215	928	1,961	1,961	(876)	1,085	0.01
Share option charges	—	—	1,797	(316)	1,481	1,481	(1,169)	312	—
Integration and restructuring	—	—	—	650	650	650	(517)	133	—
Other operating income	—	—	—	(374)	(374)	(374)	(57)	(431)	—
Reversal of non-current asset impairment charges	—	—	—	—	(23,267)	(23,267)	—	(23,267)	(0.12)
Gain on sale of Imaging IP	—	—	—	—	(15,338)	(15,338)	7	(15,331)	(0.10)
Unwinding of discount on non-underlying items	—	—	—	—	—	274	(59)	215	—
Derecognition of deferred tax on tax losses	—	—	—	—	—	—	362	362	—
Prior year tax adjustment relating to non-underlying items	—	—	—	—	—	—	150	150	—

Underlying	111,323	57.5	(51,991)	(29,800)	29,532	29,840	(6,385)	23,455	0.13

9 months 2014
	Gross Profit	Gross Margin	R & D Expense	SG & A Expense	Operating profit	Profit		Net profit	Diluted
						b/f tax	Taxation		EPS
	$’000%		$’000	$’000	$’000	$’000	$’000	$’000	$
IFRS	337,106	57.5	(180,128)	(104,661)	90,515	88,636	(13,393)	75,243	0.43
Amortisation of intangibles	2,454	0.4	647	3,109	6,210	6,210	(2,077)	4,133	0.02
Share option charges	—	—	12,306	9,898	22,204	22,204	(1,301)	20,903	0.12
Integration and restructuring	—	—	—	2,410	2,410	2,410	(1,118)	1,292	0.01
Other operating income	—	—	—	(1,031)	(1,031)	(1,031)	28	(1,003)	(0.01)
Reversal of impairment charge	—	—	—	—	(23,267)	(23,267)	—	(23,267)	(0.13)
Gain on sale of Imaging IP	—	—	—	—	(14,931)	(14,931)	7	(14,924)	(0.08)
Unwinding of discount on non-underlying items	—	—	—	—	—	819	(176)	643	—
Derecognition of deferred tax on tax losses	—	—	—	—	—	—	3,797	3,797	0.02
Prior year tax adjustment relating to non-underlying items	—	—	—	—	—	—	(217)	(217)	—

Underlying	339,560	57.9	(167,175)	(90,275)	82,110	81,050	(14,450)	66,600	0.38

9 months 2013
	Gross Profit	Gross Margin	R & D Expense	SG & A Expense	Operating profit	Profit		Net	Diluted
						b/f tax	Taxation	profit	EPS
	$’000%		$’000	$’000	$’000	$’000	$’000	$’000	$
IFRS	387,132	51.4	(208,912)	(131,449)	46,771	44,281	(14,551)	29,730	0.17
Amortisation of intangibles	6,349	0.9	1,486	5,540	13,375	13,375	(3,137)	10,238	0.06
Share option charges	—	—	17,690	11,302	28,992	28,992	(4,668)	24,324	0.14
Integration and restructuring	—	—	—	12,405	12,405	12,405	(3,061)	9,344	0.05
Patent and litigation settlements	—	—	—	4,650	4,650	4,650	(1,081)	3,569	0.02
Other operating income	—	—	—	(3,896)	(3,896)	(3,896)	905	(2,991)	(0.02)
Release of litigation provision	—	—	—	(9,827)	(9,827)	(9,827)	3,439	(6,388)	(0.04)
Unwinding of discount on non-underlying items	—	—	—	—	—	1,227	(285)	942	0.01
Prior year tax adjustment relating to non-underlying items	—	—	—	—	—	—	(129)	(129)	—
Movement in uncertain tax positions	—	—	—	—	—	—	1,362	1,362	0.01

Underlying	393,481	52.3	(189,736)	(111,275)	92,470	91,207	(21,206)	70,001	0.40